UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

November 12, 2019

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Ms. Samantha Brutlag

Re:	Fisher Investments Institutional Group Stock Fund for Retirement Plans

Fisher Investments Institutional Group ESG Stock Fund for Retirement Plans

Fisher Investments Institutional Group Fixed Income Fund for Retirement Plans

Fisher Investments Institutional Group ESG Fixed Income Fund for Retirement Plans

Fisher Investments Institutional Group All Foreign Equity Environmental and Social Values Fund

Fisher Investments Institutional Group U.S. Small Cap Equity Fund

Fisher Investments Institutional Group U.S. Large Cap Equity Environmental and Social Values Fund

Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Brutlag:

Below please find our second supplemental response to your final comment with request for clarification with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Post-Effective Amendments on Form N-1A filed August 2, 2019 for the purpose of forming the above-named seven new series (the “Funds”).

(1)	Comment: Each of the Funds includes language permitting the Adviser to liquidate an account in the Adviser’s discretion if the account was established for a person who does not qualify as an investor. Please describe the procedures for determining ineligibility and for liquidating an account, and include examples. Elaborate on the supplemental response filed on October 16, 2019. In particular, explain the tax consequences to a shareholder if an account is involuntarily redeemed. Address two specific scenarios as follows: 1) an investor has an account through an eligible retirement plan and the investor leaves the employer; and 2) an investor has an account directly that is determined to be ineligible after it is established.

Response: The Fund will have a shareholder relationship with the retirement plan, in the form of an omnibus account. The Fund is not intended to have a shareholder relationship directly with the employee.

Addressing the first scenario, if the employee leaves the employer, the disposition of the employee’s account would be determined by the terms of the retirement plan, not by the Fund. Most retirement plans will permit the former employee to choose between remaining in the plan or liquidating the employee’s account balance and transferring the proceeds out of the plan. An employee choosing to transfer out of the plan can either deposit the savings in a different retirement plan or in an individual retirement account. If done promptly, the IRS does not treat the transfer as a taxable event. Some retirement plans require a transfer out of the plan, especially if the employee’s account balance is very small. In the case of a transfer required by the plan, the employee has the same basic options—depositing in a different retirement plan or in an individual retirement account—without causing a taxable event. The retirement plan’s omnibus account with the Fund would not be affected, other than the reduction in size attributable to the individual employee’s account balance.

As we indicated in our correspondence dated October 16, 2019, it is highly unlikely that the events described in the second scenario would occur due to safeguards that the Adviser, its transfer agent, and financial intermediaries have put in place to detect and prevent such a circumstance. An individual employee should not be able to open an account directly with the Fund. Nevertheless, in the event an individual investor is permitted to open an account in error, and the transaction cannot be reversed, as may be the case if the account remains open for an extended period of time, there could be tax consequences upon liquidation of the account. If a redemption results in a gain, it would be taxable.

In addition, we refer the Staff to our correspondence dated March 29, 2019. We do not interpret the Investment Company Act of 1940 (the “1940 Act”) to prohibit automatic redemption of securities on terms that are disclosed in the prospectus. In particular, we are aware of no provision in the 1940 Act that prohibits automatic redemption of securities for the reason that a shareholder could incur tax consequences.

We interpret Section 22(e) of the 1940 Act together with Section 2(a)(32), as prohibiting an issuer from imposing restrictions on a shareholder’s right to redeem securities1, except as may otherwise be provided in the 1940 Act.

Further, we are unaware of any publicly available statement from the SEC or its staff that interprets Section 22(e) as prohibiting an automatic redemption when a shareholder ceases to be an eligible investor. In this regard, we note that it is not uncommon for funds to provide for involuntary redemption when a shareholder ceases to be an eligible investor as defined in the applicable prospectus.2

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:	Mr. David R. Carson, President, Unified Series Trust

Mr. Donald S. Mendelsohn, Esq., Thompson Hine LLP

[1]	Section 22(e) of the 1940 Act provides, in part, that “no registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security . . . .” Section 2(a)(32) of the 1940 Act defines a redeemable security as “any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof.”

[2]	See the Registrant’s correspondence dated March 29, 2019.